FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of December 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Joint Venture with the European Bank for Reconstruction and Development in Turkish Non-Life Insurance Company, Fiba Sigorta

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: December 13, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

December 13, 2010

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Joint Venture with the European Bank for Reconstruction and Development in Turkish Non-Life Insurance Company, Fiba Sigorta

NKSJ Holdings, Inc. (“NKSJ”) is pleased to announce that on December 13, 2010, NKSJ’s wholly-owned subsidiary, Sompo Japan Insurance Inc. (“Sompo Japan”), has reached an agreement with the European Bank for Reconstruction and Development (“EBRD”) to sell a number of the ordinary shares of Fiba Sigorta A.Ş. (“Fiba Sigorta”) it holds (equivalent to 9.99 per cent. of the issued and outstanding shares of Fiba Sigorta) to EBRD (the “Share Transfer”). The Share Transfer is expected to be completed by the end of December 2010.

1.	Purpose of entering into the joint venture

In the process of preparing for its acquisition of shares in Fiba Sigorta, Sompo Japan had been contemplating entering into a joint venture in respect of Fiba Sigorta with EBRD, which has offices in 29 locations in Russia, central and eastern Europe and central Asia, and has a strong presence in these regions.

The aim of the joint venture is to take advantage of EBRD’s depth of knowledge in corporate governance in central and eastern European countries so as to further enhance the corporate value of Fiba Sigorta. In order to achieve this aim, Sompo Japan will sell a number of its shares in Fiba Sigorta (equivalent to 9.99 per cent. of the issued and outstanding shares of Fiba Sigorta) to EBRD. One director of Fiba Sigorta will be appointed by EBRD.

The Share Transfer will be the first joint venture between a Japanese non-life insurance company and EBRD and, for EBRD, its first equity investment in a Turkish company.

2.	Overview of Fiba Sigorta

(1)	Company Name: Fiba Sigorta A.Ş. (see Note below.)

(2)	CEO: Recai Dalaş

(3)	Head Office: Istanbul, Turkey

(4)	Year Established: 2001

(5)	Number of Employees: 309 (as of 12/2009)

(6)	Key Financials (Fiscal Year Ended 12/2009, IFRS)

Total Assets 356.5 million Turkish liras (approx. 20 billion Japanese yen)

Gross Written Premium 305.7 million Turkish liras (approx. 17.2 billion Japanese yen)

Income after Tax 27.9 million Turkish liras (approx. 1.5 billion Japanese yen)

Note:	The company name will be changed to Sompo Japan Sigorta A.Ş. after obtaining the necessary approvals from the relevant Turkish authorities.

3.	Overview of EBRD

(1)	Company Name: European Bank for Reconstruction and Development

(2)	Headquarters: London, United Kingdom

(3)	Major operations: Banking

(4)	Year Established: 1991

(5)	Relationship with NKSJ: N/A.

¢ About EBRD

The European Bank for Reconstruction and Development (EBRD) aims to foster the transition from centrally planned to market economies in 29 countries from Central Europe to Central Asia. The EBRD provides project financing for banks, industries and businesses, both for new ventures and investments in existing companies. It provides loans, arranges syndicated loans and supports direct investments. It also works with publicly owned companies, to support privatization, restructuring state-owned firms and improvement of municipal services. It is owned by 61 countries and two intergovernmental institutions - the European Commission and the European Investment Bank. It was established in 1991 with headquarters in London, (UK).

4.	Number of shares and ratio of shareholding before and after the share transfer

(1)	Number of shares held by Sompo Japan prior to the Share Transfer: 3,962,916,700 shares

(shareholding ratio of issued and outstanding shares: 99.07 per cent.)

(2)	Number of shares to be transferred: 399,600,000 shares (total purchase price: 50.6 million Turkish liras)

(3)	Number of shares held by Sompo Japan after the Share Transfer: 3,563,316,700 shares

(shareholding ratio of issued and outstanding shares: 89.08 per cent.)

(4)	Shareholding structure after the Share Transfer:

Sompo Japan:	89.08 per cent.
EBRD:	9.99 per cent.
Others:	0.93 per cent.

*	The number of shares held, shareholding ratios and the shareholding structure mentioned above include the direct and indirect shareholdings.

5.	Impact on business performance

The Share Transfer will have minimal impact on the consolidated business performance of the NKSJ group for the current fiscal year.

*	The exchange rate used herein is 1 Turkish lira: 56.3 Japanese yen.

*	The Share Transfer is expected to be completed by the end of December 2010.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1) Effects of deterioration of economic and business conditions in Japan

(2) Risk of intensification of competition in the property and casualty insurance business

(3) Changes to laws, regulations, and systems

(4) Natural catastrophe risks related to insurance products

(5) Occurrence of losses exceeding projection

(6) Reinsurance risk

(7) Effects of declining stock price

(8) Effects of fluctuation in interest rate

(9) Credit risk

(10) Effects of fluctuation in foreign exchange rate

(11) Liquidity risk

(12) Life insurance business risks

(13) Overseas business risk

(14) Non-insurance business risk

(15) Credit rating downgrade

(16) Business interruption risk in case of natural disasters, etc.

(17) Information security risk

(18) Reputational risk

(19) System integration risk

(20) Risk of failure to adequately realize business integration synergies

(21) Risks related to merger of life insurance subsidiaries

(22) Other risks